Exhibit 99.1

NICE Reports 12% Year-Over-Year Cloud Revenue Growth
for the First Quarter 2025 and Raises Full-Year 2025 EPS Guidance

•	Double-digit year-over-year EPS growth
•	Cash from operations was a quarterly record of $285 million and increased 12% year over year
•	Company announces new $500 million share repurchase program

Hoboken, New Jersey, May 15, 2025 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2025, as compared to the corresponding periods of the previous year.

First Quarter 2025 Financial Highlights

GAAP	Non-GAAP
Total revenue was $700.2 million and increased 6%	Total revenue was $700.2 million and increased 6%
Cloud revenue was $526.3 million and increased 12%	Cloud revenue was $526.3 million and increased 12%
Operating income was $148.2 million and increased 22%	Operating income was $213.6 million and increased 7%
Operating margin was 21.2% compared to 18.4% last year	Operating margin was 30.5% compared to 30.3% last year
Diluted EPS was $2.01 and increased 26%	Diluted EPS was $2.87 and increased 11%
Operating cash flow was $285.1 million and increased 12%

“We’re pleased to report another strong quarter. Cloud revenue grew 12% in the first quarter compared to the same period last year, powering continued profitability, including a further expansion in operating margin and a double-digit increase in earnings per share, said Scott Russell,” CEO of NICE. “We also delivered record quarterly cash flow in Q1, with cash from operations rising to $285 million—a 12% year-over-year increase. Our industry-leading financial profile continues to differentiate us from competitors, giving us excellent financial flexibility to invest strategically to accelerate our long-term growth.”

Mr. Russell added, “We’re operating in a rapidly evolving market, and AI is the catalyst driving this transformation. We’re leading the way with our industry-defining AI platform, CXone Mpower. As organizations increasingly seek to leverage AI in their customer service operations, they’re turning to our CX AI cloud platform. In fact, in the first quarter, our AI and self-service revenue increased 39% year over year — clear evidence of the value of our platform. We’ve moved beyond orchestrating interactions; we’re enabling end-to-end automation from intent to resolution, powered by agentic AI embedded throughout the customer service journey.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues:
First quarter 2025 total revenues increased 6% year over year to $700.2 million compared to $659.3 million for the first quarter of 2024.

Gross Profit:
First quarter 2025 gross profit was $468.1 million compared to $436.6 million for the first quarter of 2024. First quarter 2025 gross margin was 66.9% compared to 66.2% for the first quarter of 2024.

Operating Income:
First quarter 2025 operating income increased 22% to $148.2 million compared to $121.4 million for the first quarter of 2024. First quarter 2025 operating margin was 21.2% compared to 18.4% for the first quarter of 2024.

Net Income:
First quarter 2025 net income increased 22% to $129.3 million compared to $106.4 million for the first quarter of 2024. First quarter 2025 net income margin was 18.5% compared to 16.1% for the first quarter of 2024.

Fully Diluted Earnings Per Share:
Fully diluted earnings per share for the first quarter of 2025 increased 26% to $2.01 compared to $1.60 in the first quarter of 2024.

Cash Flow and Cash Balance:
First quarter 2025 operating cash flow was $285.1 million and $252.3 million was used for share repurchases. As of March 31, 2025, total cash and cash equivalents, and short-term investments were $1,610.7 million. Our debt, was $459.2 million, resulting in net cash and investments of $1,151.5 million.

Non-GAAP Financial Highlights for the First Quarter March 31:

Revenues:
First quarter 2025 total revenues increased 6% year over year to $700.2 million compared to $659.3 million for the first quarter of 2024.

Gross Profit:
First quarter 2025 non-GAAP gross profit increased to $489.2 million compared to $467.7 million for the first quarter of 2024. First quarter 2025 non-GAAP gross margin was 69.9% compared to 70.9% for the first quarter of 2024.

Operating Income:
First quarter 2025 non-GAAP operating income increased 7% to $213.6 million compared to $199.8 million for the first quarter of 2024. First quarter 2025 non-GAAP operating margin was 30.5% compared to 30.3% for the first quarter of 2024.

Net Income:
First quarter 2025 non-GAAP net income increased 8% to $185.0 million compared to $171.6 million for the first quarter of 2024. First quarter 2025 non-GAAP net income margin totaled 26.4% compared to 26.0% for the first quarter of 2024.

Fully Diluted Earnings Per Share:
First quarter 2025 non-GAAP fully diluted earnings per share increased 11% to $2.87 compared to $2.58 for the first quarter of 2024.

Second Quarter and Full Year 2025 Guidance:

Second-Quarter 2025:
Second-quarter 2025 non-GAAP total revenue is expected to be in a range of $709 million to $719 million, representing 7% year over year growth at the midpoint.

Second-quarter 2025 non-GAAP fully diluted earnings per share is expected to be in a range of $2.93 to $3.03, representing 13% year over year growth at the midpoint.

Full-Year 2025:
The Company reiterated full-year 2025 non-GAAP total revenue which is expected to be in a range of $2,918 million to $2,938 million, representing 7% year over year growth at the midpoint.

The Company increased full-year 2025 non-GAAP fully diluted earnings per share which is expected to be in a range of $12.28 to $12.48, representing 11% year over year growth at the midpoint.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 15, 2025, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

Company Announces New Share Buyback Program of $500 million:

The Board of Directors has authorized an additional new $500 million share repurchase program. Repurchases under the program may be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its shares under this authorization. The timing and total amount of share repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices and other considerations. This program does not obligate the Company to acquire any particular amount of ordinary shares and the program may be extended, modified, suspended or discontinued at any time at the Company’s discretion. The Company expects to fund repurchases with cash on hand and future cash generated from its operations.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	469,532	$481,712
Short-term investments	1,141,145	1,139,996
Trade receivables	643,245	643,985
Prepaid expenses and other current assets	210,184	239,080

Total current assets	2,464,106	2,504,773

LONG-TERM ASSETS:
Property and equipment, net	184,274	185,292
Deferred tax assets	239,537	219,232
Other intangible assets, net	211,432	231,346
Operating lease right-of-use assets	71,108	93,083
Goodwill	1,854,973	1,849,668
Prepaid expenses and other long-term assets	206,497	212,512

Total long-term assets	2,767,821	2,791,133

TOTAL ASSETS	$5,231,927	$5,295,906

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$59,414	$110,603
Deferred revenues and advances from customers	375,330	299,367
Current maturities of operating leases	12,200	12,554
Debt	459,212	458,791
Accrued expenses and other liabilities	637,388	593,109

Total current liabilities	1,543,544	1,474,424

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	62,123	66,289
Operating leases	67,250	92,258
Deferred tax liabilities	654	1,965
Other long-term liabilities	58,461	57,807

Total long-term liabilities	188,488	218,319

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,499,895	3,589,742
Non-controlling interests	-	13,421

Total shareholders' equity	3,499,895	3,603,163

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,231,927	$5,295,906

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2025	2024
	Unaudited	Unaudited

Revenue:
Cloud	$526,323	$468,406
Services	140,203	148,913
Product	33,666	41,990
Total revenue	700,192	659,309

Cost of revenue:
Cloud	179,474	169,978
Services	46,243	46,086
Product	6,363	6,605
Total cost of revenue	232,080	222,669

Gross profit	468,112	436,640

Operating expenses:
Research and development, net	89,102	87,832
Selling and marketing	161,434	155,015
General and administrative	69,407	72,354
Total operating expenses	319,943	315,201

Operating income	148,169	121,439

Financial and other income, net	(15,850)	(14,009)

Income before tax	164,019	135,448
Taxes on income	34,729	29,075
Net income	$129,290	$106,373

Earnings per share:
Basic	$2.04	$1.68
Diluted	$2.01	$1.60

Weighted average shares outstanding:
Basic	63,354	63,278
Diluted	64,368	66,528

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2025	2024
	Unaudited	Unaudited

Operating Activities

Net income	$129,290	$106,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,441	51,760
Share-based compensation	43,337	44,404
Amortization of premium and discount and accrued interest on marketable securities	(2,275)	(1,232)
Deferred taxes, net	(21,537)	4,366
Changes in operating assets and liabilities:
Trade Receivables, net	4,678	8,137
Prepaid expenses and other current assets	28,555	8,761
Operating lease right-of-use assets	5,897	3,281
Trade payables	(53,291)	(10,763)
Accrued expenses and other current liabilities	49,518	(2,868)
Deferred revenue	69,574	45,539
Operating lease liabilities	(10,189)	(3,800)
Amortization of discount on long-term debt	421	549
Other	(2,348)	(17)
Net cash provided by operating activities	285,071	254,490

Investing Activities

Purchase of property and equipment	(3,667)	(10,521)
Purchase of Investments	(49,454)	(331,122)
Proceeds from sales of marketable investments	58,358	516,150
Capitalization of internal use software costs	(16,766)	(15,936)
Payments for business acquisitions, net of cash acquired	(36,466)	-
Net cash provided by (used in) investing activities	(47,995)	158,571

Financing Activities

Proceeds from issuance of shares upon exercise of options	675	1,792
Purchase of treasury shares	(252,329)	(41,515)
Dividends paid to noncontrolling interest	-	(2,681)
Repayment of debt	-	(87,435)
Net cash used in financing activities	(251,654)	(129,839)

Effect of exchange rates on cash and cash equivalents	1,147	(1,939)

Net change in cash, cash equivalents and restricted cash	(13,431)	281,283
Cash, cash equivalents and restricted cash, beginning of period	$485,032	$513,314

Cash, cash equivalents and restricted cash, end of period	$471,601	$794,597

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$469,532	$793,078
Restricted cash included in other current assets	$2,069	$1,519
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$471,601	$794,597

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2025	2024
GAAP revenues	$700,192	$659,309
Non-GAAP revenues	$700,192	$659,309

GAAP cost of revenue	$232,080	$222,669
Amortization of acquired intangible assets on cost of cloud	(15,403)	(25,367)
Amortization of acquired intangible assets on cost of product	-	(260)
Cost of cloud revenue adjustment (1,2)	(3,178)	(3,002)
Cost of services revenue adjustment (1)	(2,455)	(2,378)
Cost of product revenue adjustment (1)	(22)	(30)
Non-GAAP cost of revenue	$211,022	$191,632

GAAP gross profit	$468,112	$436,640
Gross profit adjustments	21,058	31,037
Non-GAAP gross profit	$489,170	$467,677

GAAP operating expenses	$319,943	$315,201
Research and development (1,2)	(4,693)	(8,143)
Sales and marketing (1,2)	(15,414)	(14,172)
General and administrative (1,2)	(19,558)	(19,831)
Amortization of acquired intangible assets	(4,693)	(5,239)
Valuation adjustment on acquired deferred commission	-	15
Non-GAAP operating expenses	$275,585	$267,831

GAAP financial and other income, net	$(15,850)	$(14,009)
Amortization of discount on debt	(421)	(549)
Change in fair value of contingent consideration	-	(44)
Non-GAAP financial and other income, net	(16,271)	(14,602)

GAAP taxes on income	$34,729	$29,075
Tax adjustments re non-GAAP adjustments	10,093	13,816
Non-GAAP taxes on income	$44,822	$42,891

GAAP net income	$129,290	$106,373
Amortization of acquired intangible assets	20,096	30,866
Valuation adjustment on acquired deferred commission	-	(15)
Share-based compensation (1)	44,925	45,644
Acquisition related and other expenses (2)	395	1,912
Amortization of discount on debt	421	549
Change in fair value of contingent consideration	-	44
Tax adjustments re non-GAAP adjustments	(10,093)	(13,816)
Non-GAAP net income	$185,034	$171,557

GAAP diluted earnings per share	$2.01	$1.60

Non-GAAP diluted earnings per share	$2.87	$2.58

Shares used in computing GAAP diluted earnings per share	64,368	66,528

Shares used in computing non-GAAP diluted earnings per share	64,368	66,528

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation

	Quarter ended
	March 31,
	2025	2024

Cost of cloud revenue	3,178	$2,940
Cost of services revenue	2,455	2,378
Cost of product revenue	22	30
Research and development	4,693	7,813
Sales and marketing	15,414	13,529
General and administrative	19,163	18,954
	$44,925	$45,644

(2)	Acquisition related and other expenses

	Quarter ended
	March 31,
	2025	2024

Cost of cloud revenue	$-	$62
Research and development	-	330
Sales and marketing	-	643
General and administrative	395	877
	$395	$1,912

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended
	March 31,
	2025	2024
	Unaudited	Unaudited

GAAP net income	$129,290	$106,373
Non-GAAP adjustments:
Depreciation and amortization	43,441	51,760
Share-based compensation	43,337	44,404
Financial and other income, net	(15,850)	(14,009)
Acquisition related and other expenses	395	1,912
Valuation adjustment on acquired deferred commission	-	(15)
Taxes on income	34,729	29,075
Non-GAAP EBITDA	$235,342	$219,500

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2025	2024
	Unaudited	Unaudited
Free cash flow (a)
Net cash provided by operating activities	$285,071	$254,490

Purchase of property and equipment	(3,667)	(10,521)
Capitalization of internal use software costs	(16,766)	(15,936)

Free Cash Flow	$264,638	$228,033

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.